UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the Fiscal Year Ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission File No. 1-16097
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
THE MEN’S WEARHOUSE, INC.
5803 Glenmont Drive
Houston, Texas 77081

The Men’s Wearhouse, Inc.
401(k) Savings Plan
Financial Statements for the Years Ended
December 31, 2006 and 2005, Supplemental
Schedule for the Year Ended December 31, 2006
and Report of Independent Registered Public
Accounting Firm

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEARS THEN ENDED:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2006:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

SIGNATURES	9

INDEX TO EXHIBITS	10
Consent of Deloitte & Touche LLP
Certification Pursuant to Section 906
Schedules Omitted
Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of
The Men’s Wearhouse, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
As discussed in Note 2 to the financial statements, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, for the years ended December 31, 2006 and 2005.
As discussed in Note 2, the financial statements include investments valued at $9,946,830 and $7,620,051 as of December 31, 2006 and 2005, respectively, whose fair values have been calculated by management based on adjustment factors and other information provided by the fund managers or trustee.
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
June 25, 2007

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2006 AND 2005

	2006	2005
Participant-directed Investments, At fair value:
Mutual Fund Assets:
American Beacon Small Cap Value Fund	$1,118,249	$822,234
American Century Small Company Fund	2,599,071	2,737,149
American Funds EuroPacific Growth Fund	6,230,722	4,688,756
American Funds Growth Fund of America	10,468,183	9,086,301
Barclays Global Investors S&P 500 Fund	12,464,916	10,681,120
Barclays Global Investors Lifepath Retirement Fund	298,795	193,536
Barclays Global Investors Lifepath 2010 Fund	377,389	220,878
Barclays Global Investors Lifepath 2020 Fund	983,978	534,419
Barclays Global Investors Lifepath 2030 Fund	664,634	321,850
Barclays Global Investors Lifepath 2040 Fund	371,711	137,837
Dodge & Cox Stock Fund	3,856,825	2,300,824
Pacific Investment Management Company Total Return Fund	4,842,507	4,385,729
Union Bank of California Stable Value Fund	9,946,830	7,620,051
The Men’s Wearhouse Stock Fund	11,433,192	9,815,867
Loans to Participants	3,523,564	3,027,447

Total investments	69,180,566	56,573,998

Accrued investment income	65,848	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	69,246,414	56,573,998

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	168,945	131,270

NET ASSETS AVAILABLE FOR BENEFITS	$69,415,359	$56,705,268

See notes to financial statements.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$6,018,889	$4,333,576
Interest and dividends	2,509,404	1,615,488

Total investment income	8,528,293	5,949,064

Employee contributions	9,408,132	8,625,578
Employer contributions	946,104	870,500

Total contributions	10,354,236	9,496,078

Total additions	18,882,529	15,445,142

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments	6,138,144	4,615,635
Administrative expenses	34,294	28,419

Total deductions	6,172,438	4,644,054

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	12,710,091	10,801,088

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	56,705,268	45,904,180

End of year	$69,415,359	$56,705,268

See notes to financial statements.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
1.	DESCRIPTION OF PLAN

The following description of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan and trust agreements for more information.

General - The Plan is a defined contribution plan which, as of December 31, 2006, had most recently been amended and restated effective January 1, 2006. The purpose of the Plan is to provide eligible employees with future retirement benefits through a tax deferred savings program. The Plan year ends on December 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments and revisions.

Eligibility - The Plan provides that certain employees of The Men’s Wearhouse, Inc. and participating subsidiaries (the “Company”) become eligible to participate after ninety days of service.

Administration - The Plan is administered by an Advisory Committee made up of three employees. The Company pays all administrative expenses of the Plan, with the exception of certain participant loan fees, brokerage commissions and Securities and Exchange fees, which are paid by the Plan. Investments of the Plan are held in trust by Union Bank of California, N. A. (the “Trustee”).

Contributions - Eligible employees may make pre-tax contributions up to 75% of compensation subject to the current year statutory limitations (subject to cost-of-living adjustments). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The matching contribution is discretionary and for the Plan years ended December 31, 2005 and December 31, 2006, the Board of Directors of the Company approved match was 20% on the first $2,000 salary deferral for all qualified participants, for a maximum $400 contribution per year.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses, and certain administrative expenses. Allocations are in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Authorized Investments - Employee contributions are deposited into a trust account which is invested by the Trustee in various investment options as directed by each employee. The investment options available include fourteen fund investments maintained by the Trustee. Plan participants, at their sole discretion, may transfer amounts among the various investment options in accordance with the terms of the Plan.

Vesting – For Plan years ended December 31, 2005 and December 31, 2006, employees are 100% vested in their salary deferral contribution accounts and their employer contribution accounts.

Distributions to Participants - Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.

Participant Loans - Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12 months) or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

The Union Bank of California Stable Value Fund is a stable value fund that is a commingled pool of the Pooled Investment Trust Funds of Union Bank of California, N.A. The fund primarily invests in stable value instruments and certain other fixed income or money market obligations or in a variety of collective investment vehicles which invests in such obligations. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investment securities consists of the net change in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

Adoption of new Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1, and SOP 99-4-1, Reporting of Fully Benefit-Responsive Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statement of net assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Payment of Benefits - Benefits are recorded when paid.

3.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in common stock, registered investment companies and common collective investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

4.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

5.	TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated June 4, 2002 that the Plan and related trust, as amended and restated effective January 1, 2002, were designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and the Plan Administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC.

6.	BENEFITS PAYABLE

As of the report date, the Company had not completed discrimination testing for the year ended December 31, 2006. For the year ended December 31, 2005, $144,305 was refunded during 2006 as a result of the 2005 tests. Management believes the amount of refunds, if any, resulting from the 2006 testing cannot be reasonably estimated and therefore no liability has been recorded for such refunds.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a common collective investment fund managed by the Trustee of the Plan. The Men’s Wearhouse Stock Fund invests in the common stock of the Company. Transactions with the Trustee and the Company, as well as participant loans, qualify as party-in-interest transactions.

8.	INVESTMENTS

Individual investments which exceed 5% of net assets available for Plan benefits as of December 31, 2006 and 2005 are as follows:

	2006	2005
American Funds EuroPacific Growth Fund	$6,230,722	$4,688,756
American Funds Growth Fund of America	10,468,183	9,086,301
Barclays Global Investors S&P 500 Fund	12,464,916	10,681,120
Dodge & Cox Stock Fund	3,856,825	2,300,824
Pacific Investment Management Company Total Return Fund	4,842,507	4,385,729
*Union Bank of California Stable Value Fund	10,115,775	7,751,321
*The Men’s Wearhouse Stock Fund	11,433,192	9,815,867
*Loans to Participants	3,523,564	3,027,447

*	Party-in-interest

During 2006 and 2005, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Mutual funds	$3,132,484	$1,828,386
Stock fund	2,886,405	2,505,190

	$6,018,889	$4,333,576

9.	RECONCILIATION OF FINANICAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments at fair value per the financial statements for the years ended December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits:
Investments, at contract value	$69,415,359	$56,705,268
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(168,945)	—

Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$69,246,414	$56,705,268

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$12,710,091
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(168,945)

Net income per Form 5500	$12,541,146

10.	SUBSEQUENT EVENT

Subsequent to the Plan’s fiscal year end, the Board of Directors of the Company approved the following changes in the Company matching contribution effective March 24, 2007:
100% employer match of the employee’s first $400 in salary deferral contributions if the employee has less than 5 years of service to the Company or if the employee qualifies as a highly compensated employee under the terms of the Plan, or
100% employer match of the employees first $500 in salary deferral contributions if the employee has 5 or more years of service to the Company.
In addition, the Plan has been amended and restated effective as of April 1, 2007. As amended and restated, employees continue to be 100% vested in their salary deferral contribution accounts and, for employer contribution accounts, employees will vest after completing two years of service to the Company.
* * * * * *

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2006

		(c)
		Description of
	(b)	Investment, Including
	Identity of Issuer,	Maturity Date, Rate		(e)
	Borrower, Lessor, or	of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value
	MUTUAL FUNDS -
	American Beacon	American Beacon Small Cap Value Fund	(2)	$1,118,249
	American Century Investments	American Century Small Company Fund	(2)	2,599,071
	American Funds	American Funds EuroPacific Growth Fund	(2)	6,230,722
	American Funds	American Funds Growth Fund of America	(2)	10,468,183
	Barclays Global Investors	Barclays Glbl Invest S&P 500 Fund	(2)	12,464,916
	Barclays Global Investors	Barclays Glbl Invest LP Retirement Fund	(2)	298,795
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2010 Fund	(2)	377,389
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2020 Fund	(2)	983,978
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2030 Fund	(2)	664,634
	Barclays Global Investors	Barclays Glbl Invest Lifepath 2040 Fund	(2)	371,711
	Dodge & Cox	Dodge & Cox Stock Fund	(2)	3,856,825
	Pacific Investment Management Co.	Pacific Invest Mgmt Co. Total Return Fund	(2)	4,842,507

	TOTAL MUTUAL FUNDS			$44,276,980

	COLLECTIVE INVESTMENT FUND -
*	Union Bank of California	Union Bank of California Stable Value Fund	(2)	$9,946,830

	OTHER -
*	The Men’s Wearhouse, Inc.	The Men’s Wearhouse Stock Fund	(2)	$11,433,192

*	LOANS TO PARTICIPANTS	Loans to Participants (1)	(2)	$3,523,564

*	Party-in-interest

(1)	Generally five-year installment notes with interest rates originating at prime + 1%, resulting in interest rates ranging from 5.0% to 10.5%.

(2)	Cost information has been omitted because all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of The Men’s Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN
Date: June 27, 2007	/s/ Neill P. Davis
Neill P. Davis,
Member of the Advisory Committee

INDEX TO EXHIBITS

Exhibit
Number		Description

23.1	-	Consent of Deloitte & Touche LLP, independent auditors (filed herewith).

32.1	-	Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).